PT MOTION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

PT Motion Works, Inc. and Subsidiaries
Index to Consolidated Financial Statements
(Unaudited)

PT MOTION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(UNAUDITED)

	2020	2019
Assets		
Current assets:		
Cash	$ 3,206,457	$ 678,152
Accounts receivable, less allowance for bad debts	256,380	37,693
Inventory	407,447	932,081
Prepaid inventory	4,987	-
Other current assets	6,951	6,732
Total current assets	3,882,222	1,654,658
Property and equipment, net	86,138	88,323
Intangible assets, net	129,701	145,580
Other assets	10,250	10,156
Total assets	$ 4,108,311	$ 1,898,717
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 109,247	$ 68,422
Accrued liabilities	148,262	103,416
Customer deposits	99,924	7,255
Notes payable - current	55,000	378,295
Total current liabilities	412,433	557,388
Notes payable - long term, net of current portion	219,600	4,035
Total liabilities	632,033	561,423
Commitments and contingencies (Note 7)	-	-
Stockholders' Equity (Note 8):		
Series A-1 Preferred Stock	167,242	167,242
Series A-2 Preferred Stock	148,129	148,129
Series A-3 Preferred Stock	375,452	375,452
Series A-4 Preferred Stock	1,545,000	1,545,000
Series B Preferred Stock	2,075,000	2,075,000
Series C Preferred Stock	1,000,128	1,000,128
Series C-1 Preferred Stock	1,088,913	1,088,913
Series D Preferred Stock	1,677,751	1,677,751
Series D-1 Preferred Stock	968,600	968,600
Series D-2 Preferred Stock	244,200	-
Series D-3 Preferred Stock	494,952	-
Common stock	2,121	2,121
Additional paid-in capital	533,387	465,387
Accumulated other comprehensive loss	(119,533)	(119,533)
Accumulated deficit	(6,725,064)	(8,056,896)
Total stockholders' equity	3,476,278	1,337,294
Total liabilities and stockholders' equity	$ 4,108,311	$ 1,898,717

The accompanying notes are an integral part of these consolidated financial statements.

PT MOTION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND
OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(UNAUDITED)

	2020	2019
Revenues	$ 7,563,676	$ 3,373,737
Cost of revenues	3,595,164	1,798,185
Gross profit	3,968,512	1,575,552
Operating Expenses:		
General and administrative	1,805,714	1,399,147
Sales and marketing	693,996	639,755
Research and development	177,930	212,464
Total operating expenses	2,677,640	2,251,366
Operating loss	1,290,872	(675,814)
Other (income) expense :		
Interest expense	7,065	40,001
Interest income	(40,489)	(2,264)
Other (income) expense	(15,706)	1,334
Other income	-	-
Total other (income) expense	(49,130)	39,071
Loss before provision for income taxes	1,340,002	(714,885)
Provision for income taxes	8,170	8,218
Net loss	$ 1,331,832	$ (723,103)
Foreign currency translation adjustment	-	-
Other comprehensive loss	$ 1,331,832	$ (723,103)

The accompanying notes are an integral part of these consolidated financial statements.

PT MOTION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(UNAUDITED)

	Preferred Series A-1		Preferred Series A-2		Preferred Series A-3		Preferred Series A-4		Preferred Series B		Preferred Series C	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2018	200,000	$ 167,242	163,549	$ 148,129	242,422	$ 375,452	540,693	$ 1,545,000	415,000	$2,075,000	166,682	$1,000,128
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
December 31, 2019	200,000	167,242	163,549	148,129	242,422	375,452	540,693	1,545,000	415,000	2,075,000	166,682	1,000,128
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of preferred stock	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
December 31, 2020	200,000	$ 167,242	163,549	$ 148,129	242,422	$ 375,452	540,693	$ 1,545,000	415,000	$2,075,000	166,682	$1,000,128

	Preferred Series C-1		Preferred Series D		Preferred Series D-1		Preferred Series D-2		Preferred Series D-3		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
December 31, 2018	174,226	$ 1,088,913	258,108	$1,677,751	153,845	$ 968,600	-	$ -	-	$ -	2,120,146	$ 2,121	$ 407,610	$ (119,533)	$ (7,333,793)	$ 2,002,620
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	57,777	-	-	57,777
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(723,103)	(723,103)
December 31, 2019	174,226	1,088,913	258,108	1,677,751	153,845	968,600	-	-	-	-	2,120,146	2,121	465,387	(119,533)	(8,056,896)	1,337,294
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	68,000	-	-	68,000
Proceeds from sale of preferred stock	-	-	-	-	-	-	34,884	244,200	74,485	494,952	-	-	-	-	-	739,152
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,331,832	1,331,832
December 31, 2020	174,226	$ 1,088,913	258,108	$1,677,751	153,845	$ 968,600	34,884	$ 244,200	74,485	$ 494,952	2,120,146	$ 2,121	$ 533,387	$ (119,533)	$ (6,725,064)	$ 3,476,278

The accompanying notes are an integral part of these consolidated financial statements.

PT MOTION WORKS, INC. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(UNAUDITED)

		2020		2019
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	$	1,331,832	$	(723,103)
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Depreciation and amortization		83,220		30,697
Stock-based compensation		68,000		57,777
Gain (loss) on sale of equipment		-		8,527
Bad debt expense		-		-
Changes in operating assets and liabilities:				
Accounts receivable		(218,687)		63,793
Inventory		524,634		(162,360)
Prepaid inventory		(4,987)		99,570
Other current assets		(219)		9,354
Other assets		(94)		(138)
Accounts payable		40,825		(14,715)
Accrued liabilities		44,846		(65,648)
Accrued interest		-		27,855
Customer deposits		92,669		4,245
Net cash used in operating activities		1,962,039		(664,146)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		(65,156)		(9,765)
Proceeds from sale of equipment		-		18,000
Net cash used in investing activities		(65,156)		8,235
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from sale of preferred stock		739,152		-
Proceeds from notes payable		274,600		500,000
Repayment of notes payable		(382,330)		(172,792)
Net cash provided by financing activities		631,422		327,208
Effect of exchange rate on cash		-		(1,040)
Increase (decrease) in cash and cash equivalents		2,528,305		(328,703)
Cash and cash equivalents, beginning of year		678,152		1,007,895
Cash and cash equivalents, end of year	$	3,206,457	$	678,152
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	7,065	$	12,268
Cash paid for income taxes	$	7,950	$	1,100

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

PT Motion Works, LLC was formed on November 20, 2007 in the State of California. PT Motion Works, Inc. was incorporated on October 14, 2009 in the State of Delaware. PT Motion Works, LLC was merged into PT Motion Works, Inc. on December 15, 2009, with PT Motion Works, Inc. being the surviving entity. PT Motion Works, Inc. is the sole parent of its wholly owned subsidiary ElliptiGO Incorporated. ElliptiGO Incorporated, in turn, was the sole parent of a wholly-owned subsidiary ElliptiGO, Ltd., based in the United Kingdom. ElliptiGO Ltd. was dissolved in 2018 and all assets were transferred to ElliptiGO Incorporated. PT Motion Works, Inc. and ElliptiGO Incorporated are headquartered in Solana Beach, California. The consolidated financial statements of PT Motion Works, Inc., ElliptiGO Incorporated and ElliptiGO, Ltd. (which collectively may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Through ElliptiGO Incorporated, the Company designs, markets, sells and distributes elliptical bikes, stand up bikes and related accessories in the United States and around the world. Elliptical bikes bring together the best elements of running, cycling, and the elliptical trainer. Stand up bikes use a circular motion and are designed to be ridden in a standing position. Both product families provide a low-impact outdoor exercise and recreation experience that is comfortable, fun and effective.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Plans
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has an accumulated deficit of approximately $36.7 million as of December 31, 2020. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products. During 2020 we were able to generate product revenues substantial enough to fund operations, for which historically had been done through a combination of equity and/or debt financings. The Company expects to have sufficient capital to fund operations for a period in excess of one year from the issuance date of these consolidated financial statements.

Risks and Uncertainties
The COVID-19 pandemic has led to significant cost increases for raw materials, components and shipping around the world, which have adversely impacted our business and could cause even more damage in the future. It is unclear what kind of lasting impact the pandemic will have on our operations around the globe, including our supply chain and distribution network. We source all of our bike, trainer and conversion kit products from Taiwan. Many of the parts and components come from other Asian countries. There have been significant supply disruptions and logistics challenges over the past 12 months. Many of these challenges have led to increased costs for us to produce our products. These increased costs caused us to increase the price of the SUB and RSUB models earlier this year. We may decide to increase prices on other models as well. These increased prices could have an adverse impact on our sales. Conversely, if we elect not to increase prices, the additional costs will have adverse impacts on our profitability. As the economy re-opens, it is possible that there will be a contraction of demand for our products. Depending on what happens with the supply chain and consumer demand, the value of your investment could be materially and negatively affected.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. The Company often extends credit to its wholesale customers without requiring collateral and typically this credit is extended at net 30 days. As of December 31, 2020 and 2019, no allowance was recorded as all receivables are expected to be collected.

Inventories
Inventories consist primarily of finished good products that include stand up and elliptical bikes, elliptical bike parts and apparel. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO). Net realizable value is estimated based upon assumptions made about future demand and retail market conditions. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to

reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter.

Intangible Assets - Patents
The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years after grant.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2020 and 2019. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Product Warranty Costs
The Company provides warranties for certain products. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair its products under warranty. Historically, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2020 and 2019.

Preferred Stock
Accounting Standards Codification ("ASC") 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the straight line method.

Revenue Recognition
The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company recognizes revenues from the sale of goods directly to the consumer, retailer, or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenues are recognized when the risk of ownership and title passes to the Company's customers, which is generally at the time of shipment net of returns. All of the Company's performance obligations are fulfilled at time of shipment and there are no obligations that are satisfied over any period of time.

A small percentage of sales involve a customer deposit prior to shipment. These funds are held in a Customer Deposit liability account and this is not recognized as revenue until shipment.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Research and Development
The Company incurs research and development costs during the process of researching and developing technologies and future manufacturing processes. These research and development costs consist primarily of materials and services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising
The Company expenses advertising costs as incurred. Advertising expenses were approximately $66,000 and $25,000 for the years ended December 31, 2020 and 2019, respectively.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2020 and 2019, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company has no uncertain tax positions.

Foreign Currency
The Company's functional currency is the United States Dollar. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated Statements of Operations and Other Comprehensive Loss. Net gains or losses resulting from the translation of financial statements are accumulated and charged directly to accumulated comprehensive income or (loss), a component of stockholders' equity. Realized gains or losses resulting from foreign currency transactions are included in operations for the period.

Concentrations
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

As of December 31, 2020 and 2019, the Company had four customers that represented in aggregate 55% of accounts receivable and three customers that represented 57% of accounts receivable, respectively. During the year ended December 31, 2020, two customers represented 15% of revenue, each. During the year ended December 31, 2019, one customer represented 18% of revenue.

As of December 31, 2020, the Company had four vendors that represented 81% of accounts payable and as of December 31, 2019, the Company had four vendors that represented 92% of accounts payable. One vendor is the sole manufacturing source of the Company's product line, comprising approximately 96% of inventory purchases in 2020 and 2019. The loss of this vendor would have a significant impact on the Company's operations and financial condition.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Equipment	$ 306,492	$ 241,786
Vehicles	55,016	56,209
Software	41,570	41,570
Office equipment	32,813	32,813
Furniture and fixtures	4,777	4,777
Leasehold improvements	7,918	7,918
Total property and equipment	448,586	385,073
Accumulated depreciation	(362,448)	(296,750)
	$ 86,138	$ 88,323

Depreciation expense for the years ended December 31, 2020 and 2019 was $67,341 and $30,697, respectively.

NOTE 4 – INTANGIBLE ASSETS

Finite intangible assets consisted of the following based on useful lives ranging from 3 to 17 consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Patents	$ 283,879	$ 282,819
Licences	4,000	4,000
Website	23,773	23,773
Accumulated amortization	(181,951)	(165,012)
	$ 129,701	$ 145,580

Amortization expense for intangible assets for the years ended December 31, 2020 and 2019 was $15,879 and $16,903, respectively

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Payroll and related benefits	$ 98,060	$ 79,577
Sales and other tax	20,860	7,848
Royalties	29,342	14,927
Other	-	1,064
	$ 148,262	$ 103,416

NOTE 6 – DEBT

Notes Payable

In 2016, the Company purchased a vehicle with a total cost of $23,178, which was financed by a note payable. The note requires a monthly payment of $349, has a term of five years, and bears interest at a rate of 2.25%. As of December 31, 2020 and 2019 a total principal of $347 and $4,475 was outstanding, respectively.

In March 2019, the Company entered into six identical 1-year term loan agreements for a total loan amount of $500,000. The interest rate on the loans are 10% simple interest, no payments are due until the end of the term and there is no prepayment penalty. The loans were taken to ensure the Company had sufficient cash while it built up inventory for the new MSUB product launch. As of December 31, 2020 and December 31, 2019, total principle of $50,000 and $350,000 was outstanding, respectively.

In April 2020, the Company received loan proceeds in the amount of $219,600, pursuant to the Paycheck Protection Program ("PPP"), which was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act') enacted March 27, 2020. The PPP loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, some or all of the loan and accrued interest are eligible for forgiveness after an eight or twenty four week measurement period if the Company uses the loan proceeds for qualifying expenses as described in the CARES Act. The Company has used the proceeds for purposes consistent with the PPP and believes it meets the conditions for forgiveness of the loan and accrued interest and has requested forgiveness in February 2021.

As of December 31, 2020, future annual minimum principal payments are as follows for the above-described debt:

Years ending December 31:		
2021	$	50,000
2022		65,880
2023		153,720
Total	$	269,600
Less: Current portion		(50,000)
Long term notes payable	$	219,600

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation
As of December 31, 2020, the Company was not a party to any lawsuits.

Operating Lease
The Company has rented office space in Solana Beach, CA since 2009 on a yearly basis with options to extend the lease for periods of one to three years. In June 2018, the Company extended the lease for another year at a monthly rent of $7,043 and in May 2019 the Company extended the lease for at least one additional year at a monthly rent of $7,254 per month. In June 2020 the Company extended the lease for one additional year at a month rent of $7,472 per month.

Licenses
The Company licenses certain patented technology from a third party related to a self-propelled exercise device. Per the terms of the license, as amended, the Company has an exclusive right and license under the licensed patents to make, have made, use, offer to sell, and/or sell licensed products in Taiwan and throughout the United States of America and its possessions. The Company shall have the right to grant one or more sublicenses, with the consent of the third-party. The license required a one-time fee of $4,000. Royalty obligations commenced on the first sale date of February 24, 2010 and are based on the net selling price of the licensed products. In years one and two, the royalties were 3%, in year three the royalties were 4%, and the fourth and all subsequent years will incur a 5% royalty on net sales. In July 2017, the royalty rate was reduced to 4% for all future years. Minimum royalties started in the third year at $10,000 per year and escalated through the fifth year and any future year to $20,000 per year. During the years ended December 31, 2020 and 2019, royalty expenses were $139,739 and $44,578, respectively.

NOTE 8 – STOCKHOLDERS' EQUITY

Preferred Stock
The Company has authorized the issuance of 3,000,000 shares of preferred stock with par value of $0.001. The preferred stock is broken out into a series of designations as more fully described below.

Series A Preferred Stock
The Company has authorized 200,000 shares of Series A-1 Preferred Stock, 163,550 shares of Series A-2 Preferred Stock, 242,426 shares of Series A-3 Preferred Stock, and 545,000 shares of and Series A-4 Preferred Stock (collectively, the "Series A Preferred Stock") with par value of $0.001.

Original proceeds under these offerings were $200,000 for the Series A-1 Preferred Stock, $175,000 for the Series A-2 Preferred Stock, $400,000 for the Series A-3 Preferred Stock and $1,545,000 for the Series A-4 Preferred Stock. Initial investments were reduced proportionate to the losses distributed to such investors while the Company was organized as a Limited Liability Company, as described in Note 1. Accordingly, the carrying values are less than original investments made as shown on the accompanying consolidated balance sheets.

Series B Preferred Stock
The Company has authorized 450,000 shares of Series B Preferred Stock with par value of $0.001. Gross proceeds from the Series B Preferred Stock offering were $2,075,000.

Series C and C-1 Preferred Stock
The Company has authorized 166,682 shares of Series C Preferred Stock and 176,000 shares of Series C-1 Preferred Stock with par value of $0.001. Gross proceeds from the Series C Preferred Stock offering were $1,000,128 and gross proceeds from the Series C-1 Preferred Stock offering were $1,088,913.

Series D, D-1, D-2 and D-3 Preferred Stock
The Company has authorized 620,000 shares of Series D Preferred Stock, 153,815 shares of Series D-1 Preferred Stock, 142,857 shares of Series D-2 Preferred Stock and 160,000 shares of Series D-3 Preferred Stock, all with par value of $0.001. Gross proceeds from the Series D Preferred Stock offering were $1,677,751, gross proceeds from the Series D-1 Preferred Stock offering were $999,993, gross proceeds to date for the Series D-2 Preferred Stock offering were $244,200 and gross proceeds from the Series D-3 Preferred Stock offering were $515,774. We paid fees of approximately $31,000 and $20,000 related to the Series D-1 Preferred Stock offering and the Series D-3 Preferred Stock offering, respectively, which were treated as a reduction of gross proceeds.

The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series D-2 Preferred Stock and Series D-3

Preferred Stock (collectively, "the Designated Preferred Stock") are not redeemable and shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. Upon liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Designated Preferred Stock shall be entitled to receive, *pari passu* with each other class, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership an amount of $1.00 per share for each share of Series A-1 Preferred Stock, $1.07 per share of each share of Series A-2 Preferred Stock, $1.65 per share of Series A-3 Preferred Stock Preferred Stock, $3.00 per share of Series A-4 Preferred Stock, $5.00 per share of Series B Preferred Stock, $6.00 per share of Series C Preferred Stock, $6.25 per share of Series C-1 Preferred Stock, $6.50 per share of Series D Preferred Stock, $6.50 per share of Series D-1 Preferred Stock, $7.00 per share of Series D-2 Preferred Stock and $7.00 per share of Series D-3 Preferred Stock then held by them, plus declared but unpaid dividends (if any). If upon the occurrence of such event, the assets and funds to be distributed are insufficient to permit the payments to such holders, then the entire assets and funds legally available for distribution shall be distributed ratably among holders of the Designated Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

The Designated Preferred Stock are convertible into common stock at the option of the holder at the same per share price as indicated above and votes with common on an as converted basis. Each class of the Designated Preferred Stock is automatically converted into common stock at the earlier of the sale of the Company's common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $5.00 per share (adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Company of not less than $20,000,000 or the date specified by written consent or agreement of the holders of 66.67% of the then outstanding shares of any individual class of preferred stock.

Liquidation preferences on preferred stock as of December 31, 2020 are as follows:

Series A-1 Preferred Stock	$ 200,000
Series A-2 Preferred Stock	174,997
Series A-3 Preferred Stock	399,996
Series A-4 Preferred Stock	1,545,000
Series B Preferred Stock	2,075,000
Series C Preferred Stock	1,000,092
Series C-1 Preferred Stock	1,088,913
Series D Preferred Stock	1,677,751
Series D-1 Preferred Stock	999,993
Series D-2 Preferred Stock	244,188
Series D-3 Preferred Stock	521,395
Total	$ 9,927,325

Common Stock
The Company has authorized the issuance of 6,000,000 shares of its common stock with par value of $0.001.

Warrants
In May 2010, the Company issued 25,700 warrants for common stock as part of a contract for services in connection with assistance with raising money. The warrants were exercised in May 2017, resulting in the

issuance of 25,620 shares of common stock. The warrant holder exchanged 80 shares of common stock to cover the exercise cost of the warrant.

Stock Options
In 2009, the Company's Board of Directors adopted the PT Motion Works, Inc. 2009 Stock Option and Grant Plan (the "2009 Plan"). The 2009 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants and other key persons. Up to 450,000 shares of common stock may be issued pursuant to awards granted under the 2009 Plan. The 2009 Plan is administered by the Company's Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2020 and 2019, respectively, the Company issued 68,620 and 6,500 stock options under the 2009 Plan to various consultants and employees. The granted options in 2020 and 2019 had an exercise price of $3.50 and $3.50 per share, respectively, expire in ten years, and vest monthly over 36 months. The grant date fair value of options granted in 2020 and 2019 was approximately $103,000 and $12,000, respectively. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2020	December 31, 2019
Expected life (years)	6.00	6.00
Risk-free interest rate	0.9%	1.9%
Expected volatility	40%	40%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2019	370,644	$ 2.57	4.8
Granted	68,620	3.50	
Exercised	-	-	
Expired/Cancelled	(22,079)	2.72	
Outstanding at December 31, 2020	417,185	$ 2.72	5.7

Stock option expense for the years ended December 31, 2020 and 2019 was approximately $68,000 and $58,000, respectively, for which was recorded as general and administrative expense on the accompanying consolidated statement of operations and other comprehensive loss. The Company will recognize the remaining approximate value of the options as of December 31, 2020 of approximately $87,000 over the period of 30 months.

NOTE 9 – INCOME TAXES

The major components of the deferred taxes at December 31, 2020 and 2019 are net operating loss carryforwards of approximately $1,133,000 and $1,429,000, respectively, for which are offset by a full valuation allowance. During the years ended December 31, 2020 and 2019, the Company's valuation allowance increased (decreased) by approximately ($296,000) and $53,000, respectively.

Based on federal and state tax returns filed or to be filed through December 31, 2020 the Company had available approximately $5,397,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For federal and state income tax purposes, the net operating losses begin to expire in 2029.

The United States Federal and applicable state returns from 2016 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 30, 2021, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.